OPPENHEIMER MULTIPLE STRATEGIES FUND

Supplement dated May 1, 2001 to the

Prospectus dated January 16, 2001

The Prospectus is changed as follows:

1. The supplement dated March 1, 2001 to the Prospectus dated January 16, 2001 is deleted and replaced with this supplement.

2. The paragraph of the subsection Portfolio Managers on page 14 is deleted and replaced with the following:
Portfolio Managers. The Fund’s management team includes five portfolio managers. Each is a Vice President of the Fund. They are the persons principally responsible for the day-to-day management of the Fund’s portfolio. Richard H. Rubinstein, a Senior Vice President of the Manager, has been a portfolio manager of the Fund since April 15, 1991. Since August 21, 1998, David Negri, a Senior Vice President of the Manager, George Evans and Michael Levine, who are both Vice Presidents of the Manager, have been portfolio managers of the Fund. Since May 1, 2001 Susan Switzer, Assistant Vice President of the Manager has been a portfolio manager of the Fund. Each serves as an officer and manager of other Oppenheimer funds.

3. The following sentence is added before the sentence “Non retirement plan investors cannot buy Class N shares directly” in the paragraph “Class N Shares” under the heading “What Classes of Shares Does the Fund Offer?” on page 17:

Class N shares also are offered to rollover IRAs sponsored by the Manager that purchase Class N shares with the proceeds from a distribution from a qualified retirement plan or 403(b) plan sponsored by the Manager.

4. The Prospectus is changed by adding the following after "How Can You Reduce Class A Sales Charges?" on page 20:
Purchases by Certain Retirement Plans. There is no initial sales charge on purchases of Class A shares of any one or more Oppenheimer funds by retirement plans that have $10 million or more in plan assets and that have entered into a special agreement with the Distributor. The Distributor pays dealers of record concessions in an amount equal to 0.25% of purchases by those retirement plans. That concession will not be paid on purchases of shares by a retirement plan made with the proceeds of the redemption of Class N shares of one or more Oppenheimer funds held by the plan for more than eighteen (18) months.

5. The following sentence is added before the sentence “Non retirement plan investors cannot buy Class N shares directly” in the first paragraph under the heading “How Can You Buy Class N Shares?” on page 21:

Class N shares also are offered to rollover IRAs sponsored by the Manager that purchase Class N shares with the proceeds from a distribution from a qualified retirement plan or 403(b) plan sponsored by the Manager.

May 1, 2001 PS0240.018